SUSTENANCE EARTH, INC
DBA
FROM THE FARM

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2024 (UNAUDITED)
AND
DECEMBER 31, 2023 (AUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Sustenance Earth, Inc. dba From the Farm
Cody, Wyoming

We have reviewed the accompanying financial statements of Sustenance Earth, Inc. dba From the Farm (the "Company"), which comprises the balance sheet as of December 31, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the year ending December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Prior Year Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by us and we expressed an unmodified opinion through our report dated August 29, 2024.

SetApart Accountancy Corp.

March 3, 2025
Los Angeles, California

SUSTENANCE EARTH, INC DBA FROM THE FARM
BALANCE SHEETS
DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 81,079	$ 43,264
Inventory	1,346	-
Prepaids and Other Current Assets	-	7,500
Total Current Assets	**82,425**	**50,764**
Total Assets	$ 82,425	$ 50,764
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 39,911	$ 3,000
Short term loans - Related Party	128,800	-
Accrued Interest	18,487	-
Accrued expenses	395	-
Deferred Revenue	4,307	-
Total Current Liabilities	**191,900**	**3,000**
Revenue Share Loan Agreement	193,580	-
Total Liabilities	**385,480**	**3,000**
STOCKHOLDERS' EQUITY		
Common Stock	12,118	10,000
Additional Paid in Capital	506,882	140,000
Subscription Receivable	(123,000)	(14,509)
Accumulated Deficit	(699,055)	(87,727)
Total Stockholders' Equity	**(303,055)**	**47,764**
Total Liabilities and Stockholders' Equity	$ 82,425	$ 50,764

See accompanying notes to financial statements.

SUSTENANCE EARTH, INC DBA FROM THE FARM

STATEMENTS OF OPERATIONS

DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 3,404	$ -
Cost of Goods Sold	9,929	-
Gross Loss	**(6,525)**	**-**
Operating Expenses		
Compensation and Benefits (with contract labor)	123,068	-
General operating	79,608	20,582
Software Development	173,870	64,248
Travel	22,114	-
Marketing and Sales	164,437	2,897
Total Operating Expenses	**563,097**	**87,727**
Net Operating Loss	**(569,622)**	**(87,727)**
Interest Expense	20,563	-
Fundraising costs	15,293	-
Grant Expense	5,850	-
Loss Before Provision for Income Taxes	**(611,328)**	**(87,727)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (611,328)**	**$ (87,727)**

See accompanying notes to financial statements.

SUSTENANCE EARTH, INC DBA FROM THE FARM

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Inception Date June 23, 2023	-	$ -	$ -	$ -	$ -	$ -
Issuance of stock	10,000,000	10,000	140,000	(14,509)	-	135,491
Net Loss	-	-	-	-	(87,727)	(87,727)
Balance—December 31, 2023	**10,000,000**	**$ 10,000**	**$ 140,000**	**$ (14,509)**	**$ (87,727)**	**$ 47,764**
Capital Contribution	-	-	-	14,509	-	14,509
Issuance of stock	2,118,000	2,118	366,882	(123,000)	-	246,000
Net Loss	-	-	-	-	(611,328)	(611,328)
Balance—December 31, 2024	**12,118,000**	**$ 12,118**	**$ 506,882**	**$ (123,000)**	**$ (699,055)**	**$ (303,055)**

See accompanying notes to financial statements.

SUSTENANCE EARTH, INC DBA FROM THE FARM
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(611,328)	$	(87,727)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Accrued Interest		18,487		
Accrued expenses		395		
Changes in Operating Assets and Liabilities:				
Inventory		(1,346)		-
Prepaids and Other Current Assets		7,500		(7,500)
Accounts Payable		36,911		3,000
Deferred Revenue		4,307		-
Net Cash Used In Operating Activities		**(545,074)**		**(92,227)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Used in Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		260,509		135,491
Borrowing on Short term loans - Related Party		128,800		-
Borrowing on Revenue Share Loan Agreement		193,580		-
Net Cash Provided by Financing Activities		**582,889**		**135,491**
Change in Cash & Cash Equivalents		**37,815**		**43,264**
Cash & Cash Equivalents —Beginning of The Year		43,264		-
Cash & Cash Equivalents—End of The Year	$	**81,079**	$	**43,264**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	2,076	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Sustenance Earth, Inc. dba From the Farm was incorporated on June 23, 2023, in the state of Delaware. The financial statements of Sustenance Earth, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cody, Wyoming.

Sustenance Earth, Inc. dba From the Farm is an online marketplace dedicated to connecting consumers directly with local farmers, ranchers, and homesteaders. We aim to restore food sovereignty by empowering small, family-owned farms to sell their products directly to customers, bypassing the traditional, centralized food supply chain. Our platform provides producers with the tools to easily set up online stores, manage inventory, and fulfill orders. We offer comprehensive marketing services, customer relationship management, and logistical support to ensure a seamless experience for both producers and consumers. Our commitment to transparency, fair pricing, and sustainable practices sets us apart in the industry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a LIFO (last-in-first-out) method.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In general, that means that revenue is recognized when the products are shipped by the Producer.

In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company will generate sales from the commission and processing fees from the platform as well as marketing services, customer relationship management, and logistical support.

The Company recognizes revenue on a net basis when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. In general, revenue is recognized when the products are shipped by the Producer. Since the Company records revenue on a net basis, it reports revenue as the amount earned from customers, excluding any costs paid to the Producer or other third parties.

Software Development Costs

Company expenses software development costs as incurred until technological feasibility has been established, at which time those costs could be capitalized until the product is available for general release to customers. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized. Costs incurred to enhance existing products or after the general release of the service using the product are expensed in the period they are incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2024, the Company does not hold any Level 2 or Level 3 financial instruments.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $164,437 and $2,897, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 3, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	$ -	$ 7,500
Total Prepaids and Other Current Assets	**$ -**	**$ 7,500**

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Merchandise Inventory	$ 1,346	$ -
Total Inventory	**$ 1,346**	**$ -**

5.   REVENUE SHARE LOAN AGREEMENT

The Company has entered into a revenue share loan agreement as part of a crowdfunding offering. Under this agreement, investors provide funding to the Company in exchange for a percentage of the Company's future gross revenues. The loan will be repaid through quarterly payments based on a 15.0% revenue share until the total repayment amount reaches 2.5 times the original loan amount. The loan is unsecured and is classified as a liability until fully repaid.

In the event of a liquidation or dissolution, the loan ranks junior to senior debt, pari passu with other general unsecured obligations, and senior to equity interests. The Company has the right to prepay the loan at any time by paying the full repayment amount.

The loan payments of principal and interest are to start in October of 2025 and will be 15% of Revenue until the loan is paid back. As of December 31, 2024, the outstanding loan balance was $193,580. Fundraising costs associated with the offering, totaling $15,293, have been expensed. Interest expense is computed on a straight-line basis for the expected term of the loan.

6. DEBT

Related Party Loans

During the years presented, the Company borrowed money from related parties. The details of the loans from the owners are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024		
					Current Portion	Non-Current Portion	Indebtedness
Busy Inc- Loan	$ 39,400	12.00%	7/26/2024	12/1/2025	$ 39,400	$ -	$ 39,400
Busy Inc- Loan	39,400	12.00%	8/6/2024	12/1/2025	39,400	-	39,400
AJ Richards- Loan	50,000	6.00%	11/14/2024	11/14/2025	50,000	-	50,000
Total					$ 128,800	$ -	$ 128,800

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with par value of $0.001 per share. As of December 31, 2024, and 2023, 12,118,000 and 10,000,000 of common stock, respectively, have been issued and were outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Tax impact of NOL	$ (181,565)	$ (26,055)
Valuation Allowance	181,565	26,055
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Tax impact of NOL	$ (207,620)	$ (26,055)
Valuation Allowance	207,620	26,055
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $699,055. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

On July 26, 2024, the Company received a $39,400 loan from Busy Inc., a company with a similar ownership structure. The loan accrues interest at 12% per annum. As of December 31, 2024, the outstanding balance, including accrued interest, was $41,066.

On August 6, 2024, the Company received a $39,400 loan from Busy Inc., a company with a similar ownership structure. The loan accrues interest at 12% per annum. As of December 31, 2024, the outstanding balance, including accrued interest, was $41,317.

On November 14, 2024, the Company received a $50,000 loan from AJ Richards, one of the shareholders and the CEO.

Further details can be found in Section 6 – Debt.

11.   SUBSEQUENT EVENTS

In 2025, the Wefunder campaign for debt financing under Revenue Share Loan Agreement is ongoing.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $569,622, an operating cash flow loss of $545,074 and liquid assets in cash of $81,079, which is less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.